

July 7, 2010

Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

      Re: Synnex Corporation
           Form 10-K for Fiscal Year Ended November 30, 2009
           Filed February 5, 2010
           Form 10-Q for Fiscal Period Ended February 1, 2010
           Filed April 9, 2010
           File No. 001-31892

Dear Mr. Alsborg:

We have reviewed your letter dated June 4, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2010.

Form 10-K for Fiscal Year Ended November 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   We note your response to our comment 1 and related draft disclosure in your response to our comment 2 to be included in future filings. We further note that the US Amended and Restated Arrangement and Amended and Restated Revolver expire in January and February 2011, respectively. Since it appears it is your intention to use these instruments to cash-settle the convertible debt, please expand your proposed disclosure to include a discussion of the expiration of these instruments and the company's intentions at such time. Further, discuss other liquidity sources you believe are available to you to cash-

settle the convertible debt. In this regard, we note you state you have the ability to issue equity securities and utilize the proceeds. Please include your revised draft disclosure in your response.

2.   In your response to our comment 2 you state that because the time, mode and amount of settlement of the Convertible Senior Notes may vary you did not include them in the Contractual Obligations Table on page 45 or in Note 13. It is unclear why this precludes the inclusion of these amounts on either the Contractual Obligations Table or in the future principal payment table in Note 13 as this is a long-term debt arrangement with a payment in cash due 2018. Please further explain why you believe it is appropriate to exclude these Convertible Senior Note obligation amounts from Note 13 with reference to specific accounting guidance and applicable SEC regulations or interpretations with regards to the Contractual Obligations Table. See Item 303(a)(1)(5)(i) and (ii) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 12

3.   We note your response to prior comment 6 and we are unable to concur with your assertion that the disclosure in footnote 3 satisfies the requirements of Item 403 of Regulation S-K and Exchange Act Rule 13d-3(c). Rule 13d-3(c) requires that "all securities of the same class beneficially owned by a person . . . shall be aggregated in calculating the number of shares beneficially owned by such person." Thus, to accurately reflect the shares beneficially owned by Mr. Miau, the 4,689,244 shares must be added to the shares currently reflected in the table as beneficially owned by him, the total of which would clearly represent more than 3% of your common stock. In addition, as previously noted, because more than one beneficial owner will be listed for the same securities, appropriate disclosure should be added to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K. Please confirm your understanding.

Form 10-Q for Fiscal Period Ended February 28, 2010

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition, page 8

4.   We note in your response to our comment 9 you state that this change is not a change in your accounting policies. Therefore it seems that this is the result of either amendments

to previously existing agreements or an error in the application of your existing accounting policies to these prior arrangements. The factors you note supporting the inapplicability of ASC 250 appear to be based on immateriality while asserting that there was no change in accounting policy or principle. Absent a change in principle it appears that your change was from an unacceptable method to an acceptable method and is a correction of an error as defined by ASC 250-10-20. Please tell us the specific circumstances that caused this change and if it was the result of an error in the application your accounting policies please tell us why ASC 250 is not applicable.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant